Intelligent Living Application Group Inc.

November 9, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention:	Eranga Dias
Bradley Ecker

Re:	Intelligent Living Application Group Inc.
Registration Statement on Form F-3 Filed September 13, 2023 File No. 333-274495

Dear Mr. Dias and Mr. Ecker:

Intelligent Living Application Group Inc. (“ILAG” or the “Company” and sometimes referred to as “we” or “our”) is submitting this letter and the following information in response to a letter, dated October 6, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) filed with the Commission on September 13, 2023.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Form F-3 filed September 13, 2023 General

1.       We note that your registration statement incorporates by reference the risk factors disclosure from your previously filed 2022 Form 20-F. A review of your 2022 Form 20-F shows that at the time of its filing, you were not certain as to the applicability of CSRC's Trial Administrative Measures ("Trial Measures") to your company. Please revise this registration statement to state clearly whether you believe the CSRC's Trial Measures apply to you. If you do not believe the Trial Measures apply to you, please state clearly the reasons for your determination.

Response: We have revised our registration statement to state clearly that we don’t believe the CSRC's Trial Measures apply to us and the reasons for such determination on the cover page and page 3.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (703) 618-2503 at FisherBroyles, LLP.

Very truly yours,

Intelligent Living Application Group Inc.

/s/ Bong Lau
Bong Lau
Chief Executive Officer